Exhibit 3

6 July 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Ltd
Level 4, Stock Exchange Centre
20 Bridge St
Sydney NSW 2000

Dear Sir,

Rinker Group Limited (Rinker)
Trading update for the first quarter ended 30 June 2006

This is to advise that Rinker proposes to release its trading update for the first quarter ended 30 June to the Australian Stock Exchange on Tuesday 18 July 2006.

The announcement will be accessible from Rinker’s website www.rinker.com

A conference call briefing by Rinker’s CEO to market analysts and fund managers will be conducted at 7.30 a.m. Australian EST on the day of the release.

Members of the public can listen to this briefing via either webcast at www.rinker.com or by phoning + 61 (0)3 8660 4907 (Pin No: 7249). An archive of the webcast will be available on Rinker’s website shortly after conclusion of the briefing.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was US$740 million for the fiscal year ended 31 March 2006. Market capitalization is over US$11 billion. The Rinker group has more than 14,000 employees in over 770 sites across the US, Australia and China. Around 80% of group revenue comes from Rinker Materials in the US.

Yours faithfully

Luke Keighery
Manager Investor Services

Rinker Group Limited  ABN 53003433118
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6600 Facsimile (02) 9412 6666